Exhibit 99.3

RED WHITE 7 & BLOOM BRANDS INC.

Via SEDAR

October 9, 2020

TO ALL REGULATORS AND EXCHANGES

RE:Red White & Bloom Brands Inc.                           (the “Issuer”)

Notice of Meeting and Record Dates

1	**Meeting Type**	Special
2	**Record Date for Notice of Meeting**	October 23, 2020
3	**Record Date for Voting (If Applicable)**	October 23, 2020
4	**Beneficial Ownership Determination Date**	October 23, 2020
5	**Meeting Date**	November 23, 2020
6	**Meeting Location**	Suite 810, 789 West Pender Street Vancouver, British Columbia, V6C 1H2
7	**Voting Securities Details**	
8	**Description (Class)**	a) Common b) Preferred Series II c) Preferred Series I
9	**ISIN / CUSIP**	a) CA75704R1010 / 75704R101 b) CA75704R2000 / 75704R200 c) N/A
10	**Issuer sending proxy related materials directly to Non-Objecting Beneficial Owners (NOBO's)**	NO
11	**Issuer paying for delivery of Objecting Beneficial Owners (OBO's)**	NO
12	**Notice and Access**	
	Beneficial Holders	NO
	Registered Holders	NO
13	**Material Selection**	Special / Extraordinary Meeting: All Shareholders (incl. all materials, special & decliners)

Regards,

 “Theo Van der Linde”

Johannes (Theo) van der Linde, Director and CFO

Red White & Bloom Brands Inc.